SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                                 AMENDMENT NO. 1

      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        LUND INTERNATIONAL HOLDINGS, INC.
                   (NAME OF SUBJECT COMPANY AND PERSON FILING)

                        OPTIONS TO PURCHASE COMMON STOCK,
      PAR VALUE $.10 PER SHARE, HAVING AN EXERCISE PRICE OF MORE THAN
                     $4.00 GRANTED PURSUANT TO CERTAIN PLANS
                         (TITLE OF CLASS OF SECURITIES)

                                    550368104
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DENNIS W. VOLLMERSHAUSEN
                        LUND INTERNATIONAL HOLDINGS, INC.
                    3700 CRESTWOOD PARKWAY, N.W., SUITE 1000
                                DULUTH, GA 30096
                                 (770) 688-2050
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                       AND COMMUNICATIONS ON BEHALF OF THE
                           PERSON(S) FILING STATEMENT)

                                    COPY TO:
                               MARK S. WEITZ, ESQ.
                           LEONARD, STREET AND DEINARD
                       150 SOUTH FIFTH STREET, SUITE 2300
                              MINNEAPOLIS, MN 55402
                                 (612) 335-1517

                            CALCULATION OF FILING FEE
================================================================================
         TRANSACTION VALUATION                     AMOUNT OF FILING FEE
         --------------------------------------------------------------
              $897,217.50                                $224.30**
================================================================================

* CALCULATED SOLELY FOR PURPOSES OF DETERMINING THE FILING FEE IN ACCORDANCE WITH SECTION 13(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE O-11 THEREUNDER. THIS AMOUNT ASSUMES THE CANCELLATION OF ALL OPTIONS FOR WHICH THIS OFFER IS BEING MADE.

** PREVIOUSLY PAID IN CONNECTION WITH THE ORIGINAL FILING OF THIS SCHEDULE TO ON MAY 4, 2001.

     CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE O-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.

     IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, ON THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

                         AMOUNT PREVIOUSLY PAID: $224.30
                          -----------------------------
                        FORM OR REGISTRATION NO.: 5-39339
                         -------------------------------
                 FILING PARTY: LUND INTERNATIONAL HOLDINGS, INC.
                   -------------------------------------------
                             DATE FILED: MAY 4, 2001
                   -------------------------------------------

          [_] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

  CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE
                               STATEMENT RELATES:

               [_] THIRD PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

                 [X] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

              [_] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

                 [_] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

    CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE
                        RESULTS OF THE TENDER OFFER. [_]

INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 4, 2001, (the "Schedule TO"), relating to our offer to cancel certain options to purchase shares of our common stock, par value $0.01 per share ("Common Stock"), held by our employees upon the terms and subject to the conditions in the Offer to Cancel dated May 4, 2001, filed as Exhibit (a)(1) and as amended and supplemented by Exhibit (a)(3) (the "Offer to Cancel"), and the related Letter of Transmittal, filed as Exhibit (a)(2) and as restated in Exhibit (a)(4) (the "Letter of Transmittal").

ITEM 10. FINANCIAL STATEMENTS.

Item 10 is hereby amended and restated as follows:

         (a) Pages 22-48 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed on April 2, 2001, and Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended April 1, 2001, is incorporated herein by reference. The information set forth in "Information Concerning Our Company" is hereby incorporated by reference.

         (b) Not applicable.

ITEM 12. EXHIBITS.

Item 12 is hereby amended and restated as follows:

         (a)
                  (1)      Offer to Cancel, dated May 4, 2001*

                  (2) Form of Letter Accompanying Letter of Transmittal and Letter of Transmittal*

                  (3) Amendment and Supplement, dated June 4, 2001, to Offer to Cancel, dated May 4, 2001

                  (4)      Restated Letter of Transmittal

         (b)      Not applicable.

         (d)
                  (1) Lund International Holdings, Inc. 1994 Stock Option Incentive Plan*

                  (2) Lund International Holdings, Inc. 1998 Stock Option Incentive Plan*

                  (3) Lund International Holdings, Inc. 1999 Stock Option Incentive Plan*

         (g)      Not applicable.

         (h)      Not applicable.

* Previously filed with the Company's Schedule TO filed on May 4, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.


                                  LUND INTERNATIONAL HOLDINGS, INC.


June 4, 2001                      By: /s/ Dennis W. Vollmershausen
                                      ------------------------------------------
                                      Dennis W. Vollmershausen
                                      Its: President and Chief Executive Officer